Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

MINISO Group Holding Limited

名創優品集團控股有限公司

(A company incorporated in the Cayman Islands with limited liability)

(Stock Code: 9896)

GRANT OF RESTRICTED SHARE UNITS

On March 20, 2024, the Company granted 20,871,490 RSUs representing the same number of new Shares pursuant to the Company’s 2020 Share Incentive Plan to 287 employees, subject to the terms and conditions of the 2020 Share Incentive Plan and the award agreements entered into between the Company and each of the grantees.

On March 20, 2024, the Company granted an aggregate of 20,871,490 RSUs pursuant to the 2020 Share Incentive Plan (the “RSU Grants”) to 287 employees (each a “Grantee” and collectively the “Grantees”), representing the same number of new Shares and approximately 1.65% of the total Shares of the Company in issue as at the date of this announcement.

The RSU Grants are subject to the terms and conditions of the 2020 Share Incentive Plan and the award agreements entered into between the Company and each of the Grantees. The principal terms of the 2020 Share Incentive Plan were set out in the section headed “Statutory and General Information — D. 2020 Share Incentive Plan” in Appendix V to the prospectus of the Company dated June 30, 2022.

The RSU Grants would not result in the options and awards granted and to be granted to each individual Grantee in the 12-month period up to and including the date of such grant in aggregate to exceed 1% of the Shares in issue.

None of the RSU Grants will be subject to approval by the Shareholders, and none of the Grantees is a Director, chief executive or substantial Shareholder of the Company or an associate of any of them.

Details of the RSU Grants are as follows:

		Purchase Price of	Closing Price of the
	Aggregate Number of	RSUs Granted	Shares on the Date
Date of Grant	RSUs Granted	(the “Purchase Price”)	of Grant
March 20, 2024	20,871,490	US$0.00001 per RSU	HK$41.45 per Share

Vesting period

Subject to the terms of the RSU Grants and the achievement of specified performance targets as set out below, the RSUs under the RSU Grants shall vest over one to five years from the date of grant. The maximum number of the RSUs will be vested in accordance with the following schedule:

•	A maximum of 10% of the RSUs under the RSU Grants will be vested on March 20, 2025;

•	A maximum of 10% of the RSUs under the RSU Grants will be vested on March 20, 2026;

•	A maximum of 15% of the RSUs under the RSU Grants will be vested on March 20, 2027;

•	A maximum of 20% of the RSUs under the RSU Grants will be vested on March 20, 2028; and

•	A maximum of 45% of the RSUs under the RSU Grants will be vested on March 20, 2029

Performance targets

The vesting of the RSUs shall be conditional upon the fulfillment of the Grantees’ respective appraisal targets during the vesting period, including (i) the financial results and performance of the Group, and (ii) the key performance indicators of their respective department and/or business unit that the Grantee belongs to, as set out in the relevant award agreement entered into between the Company and the Grantee.

Clawback mechanisms

RSUs granted to the senior management member of the Company are subject to clawback mechanism. Pursuant to the terms of the RSU Grants, in the event that the employment or service is terminated by reason of (i) expiration of employment contract; (ii) failure to meet the performance targets; or (iii) resignation, any portion of the RSUs that have been granted but not yet vested shall cease vesting and immediately become void in their entirety. In the event that the Grantee (i) seriously violates the rules and policies of the Company, terms and conditions of the employment contract or engages in other serious misconduct due to intentional or grossly negligent conduct or (ii) engages in acts of unfair competition during or after employment or impairs the reputation of the Company, any portion of the RSUs that have been granted but not yet vested shall cease vesting and immediately become void in their entirety and the Company has the right to request the Grantee to surrender the underlying Shares that have been delivered to the Grantee for the vested RSUs.

Reason for and benefits of the RSU Grants

The purpose of the RSU Grants is to attract and retain talents with high growth potential, and motivate them to contribute to the accomplishment of the Group’s five-year strategic goals from 2024 to 2028, by aligning their interests with those of the Group.

Shares available for grant under the 2020 Share Incentive Plan

20,871,490 Shares may be allotted and issued to the Grantees through a designated broker at the Purchase Price upon satisfaction of the abovementioned vesting conditions. The Hong Kong Stock Exchange has previously granted its approval of the listing of, and permission to deal in, new Shares which may be issued pursuant to the vesting of award Shares which may be granted pursuant to the 2020 Share Incentive Plan on July 12, 2022.

The new Shares to be allotted and issued by the Company to satisfy the RSU Grants represent approximately 1.65% of the total issued Shares of the Company as at the date of this announcement.

Upon the making of the RSU Grants, the Company may grant further awards representing a total of 34,841,382 Shares pursuant to the 2020 Share Incentive Plan, amongst which 27,655,954 new Shares were available for issue under the scheme mandate limit of the 2020 Share Incentive Plan.

The 2020 Share Incentive Plan was adopted before the effective date of the new Chapter 17 of the Listing Rules on January 1, 2023. The Company will comply with the new Chapter 17 of the Listing Rules in accordance with the transitional arrangements for existing share schemes.

DEFINITIONS

In this announcement, unless the context otherwise requires, the following expressions shall have the following meanings:

“2020 Share Incentive Plan”	the share incentive plan our Company adopted in September 2020,as amended from time to time

“Board”	the board of Directors of the Company

“Company”, “we”, “us”, or “our”	MINISO Group Holding Limited (名創優品集團控股有限公司), a company with limited liability incorporated in the Cayman Islands on January 7, 2020

“Director(s)”	the director(s) of the Company

“Group”, “our Group”, “the Group”, “we”, “us”, or “our”	the Company and its subsidiaries from time to time, and where the context requires, in respect of the period prior to our Company becoming the holding company of its present subsidiaries, such subsidiaries as if they were subsidiaries of our Company at the relevant time

“HK$”	Hong Kong dollars, the lawful currency of Hong Kong

“Hong Kong Stock Exchange”	The Stock Exchange of Hong Kong Limited

“Listing Rules”	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, as amended, supplemented or otherwise modified from time to time

“RSU(s)”	restricted share unit(s), each evidencing the rights to receive one ordinary share

“Share(s)”	the ordinary share(s) of US$0.00001 each in the share capital of the Company

“Shareholder(s)”	holder(s) of our Share(s)

“US$”	U.S. dollars, the lawful currency of the United States of America

“%”	per cent

By Order of the Board

MINISO Group Holding Limited
Mr. YE Guofu

Executive Director and Chairman

Hong Kong, March 20, 2024

As of the date of this announcement, the board of directors of the Company comprises Mr. YE Guofu as executive director, Ms. XU Lili, Mr. ZHU Yonghua and Mr. WANG Yongping as independent non-executive directors.

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